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Exhibit 3.1

CERTIFICATE OF AMENDMENT OF
RESTATED CERTIFICATE OF INCORPORATION
OF CHART HOUSE ENTERPRISES, INC.

        Chart House Enterprises, Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify that:

        1.    The Restated Certificate of Incorporation, as amended, of the Corporation is hereby amended by inserting the following text at the end of Article Fourth thereof as a new paragraph "C" to read as follows:

            "C. Upon this Certificate of Amendment to the Restated Certificate of Incorporation, as amended, of the Corporation becoming effective pursuant to the General Corporation Law of the State of Delaware (the "Effective Time"), each six (6) shares of the Corporation's common stock, par value $.01 per share (the "Old Common Stock"), issued and outstanding immediately prior to the Effective Time, will be automatically reclassified as and converted (the "Reverse Stock Split") into one (1) share of common stock, par value $.01 per share, of the Corporation (the "New Common Stock"). Notwithstanding the immediately preceding sentence, no fractional shares of New Common Stock shall be issued to the holders of record of Old Common Stock. In lieu thereof, holders of record of Old Common Stock who otherwise would have been entitled to receive a fractional share as a result of the Reverse Stock Split, will receive one (1) share of Common Stock. Any stock certificate that, immediately prior to the Effective Time, represented shares of the Old Common Stock will, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of whole shares of New Common Stock into which the shares of Old Common Stock shall have been reclassified (including, if applicable, one (1) share of Common Stock received in lieu of a fractional share), provided, however, that each holder of record of a certificate that represented shares of Old Common Stock shall receive upon surrender of such certificate a new certificate representing the number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified (including, if applicable, one (1) share of Common Stock received in lieu of a fractional share)."

        2.    The foregoing amendment was duly adopted in accordance with the provisions of Sections 242 of the General Corporation Law of the State of Delaware.

        3.    The foregoing amendment shall become effective as of 5:00 p.m. (Eastern standard time) on February 22, 2002.

This Certificate is executed on this 20th day of February, 2002.

CHART HOUSE ENTERPRISES, INC.

By:	/s/ KENNETH R. POSNER
Name: Kenneth R. Posner Title: President and Chief Financial Officer
Acknowledged and Attested:
By:	/s/ HILLARY A. EBACH
Name: Hillary A. Ebach

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  Exhibit 3.1